

November 20, 2012

Via E-mail
Gary Wojtaszek
Chief Executive Officer
CyrusOne Inc.
1649 West Frankford Road
Carrollton, TX 75007

> **Re:** **CyrusOne Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 7, 2012**
> **File No. 333-183132**

Dear Mr. Wojtaszek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Portfolio, page 2

1.   We note your response to comment 1 of our comment letter dated October 25, 2012. Please revise your disclosure on page 106 to clarify that you do not own 14 buildings in which your data centers are located as well as revise footnote (b) on pages 3 and 106, or elsewhere as appropriate, to briefly explain why your annualized effective rent is greater than your annualized rent.

2.   We note your response to comment 2 of our comment letter dated October 25, 2012. Please revise footnote (b) to clarify, if true, that "reimbursements" relate to separately metered power leases.

Distribution Policy, page 51

3.   We note your response to comment 5. We also note that you have disclosed on page 111 that you anticipate recurring building improvements to be approximately $5 million for 2012. Please factor the additional capital expenditures anticipated in 2012 into your estimated provision for recurring capital expenditures in the distribution table on page 52.

4.   Please expand footnote (c) to show your calculation of net increases (decreases) in contractual rent income, similar to the computation shown in footnote (d).

Capitalization, page 55

5.   Please tell us why related party notes payable is $619 million in your capitalization table as of September 30, 2012, but is only $612 million on your condensed combined balance sheet as of that date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel